Exhibit 99.5

CERTIFICATE OF MICHAEL D. MARTIN

I, Michael D. Martin of 499, Crawford Street, Golden, Colorado, USA certify that:

1)	I am a Senior Associate, Behre Dolbear and Company, (USA) Inc., 999, Eighteenth Street, Suite 1500, Denver, Colorado, 80202.
2)	I am a graduate of Cambridge University, England with an M.A. (Science) in 1955 and of the Royal School of Mines, London University, England with a B.Sc. (Min. Eng.) in 1953.
3)	I am a member of SME and a Qualified Professional (QP) Member – Mining, of the Mining and Metallurgical Society of America, QP Member Number 1326.
4)

I have practiced my profession continuously since 1953 and have been involved in management and mining engineering activities for copper, molybdenum, gold, silver, and iron ore projects. As a result of my experience and qualifications I am a Qualified Professional as defined by National Instrument 43-101 and am a Qualified Person (Professional) for this Instrument.

5)

I have read the definition of “qualified person” as set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6)	I am responsible for part of Sections 1.8, 16.0 and 21.0) of the Technical Report on the Molejon Mine, Donoso District, Colon Province, Republic of Panama, dated May 1, 2012.
7)	I visited the Molejon Mine Property on five separate occasions, commencing with February 25-26, 2010.
8)	I have had no prior involvement with the property that is the subject of the Technical Report.
9)

To the best of my knowledge, information, and belief, my contributions to the Technical Report contain all scientific and technical information that is required to be disclosed to make the report not misleading.

10)	I am independent of Petaquilla Minerals LTD, owner of the Molejon Mine as set out in Section 1.4 of National Instrument 43-101.
11)	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
12)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 1st day of May 2012

“Signed and Sealed”

/s/ Michael D. Martin
Michael D. Martin, B.Sc., MMSA QP 1326

Project 12-117 (Petaquilla Molejón)	BEHRE DOLBEAR